CORPORATION

7140 Office Circle
P.O. Box 15600
Evansville, IN 47716-0600
Phone: (812) 962-5000
Fax: (812) 962-5400

October 30, 2009

VIA OVERNIGHT DELIVERY AND FACSIMILE
(703) 813-6967

Mr. David R. Humphrey, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Mail Stop: 3561

Re:	Accuride Corporation
Form 10-K for the fiscal year ended December 31, 2008
File No. 001-32483

Dear Mr. Humphrey:

The following represents the response of Accuride Corporation (the “Company”) to your letter, dated September 24, 2009, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008.  For ease of reference the comment is repeated in italics below and followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2008

Item 6. Selected Consolidated Financial Data, page 24

1.              It appears you have presented EBITDA as both a performance measure and a liquidity measure.  As you have reconciled your EBITDA presentation to net income, it appears your primary purpose in presenting this non-GAAP measure is as a performance measure, and your discussion of it as a liquidity measure is secondary.  If our understanding is correct, please tell us how your inclusion of impairment charges as a reconciling item is in accordance with Item 10(e)(1)(ii)(b) of Regulation S-K.  Specifically, from your footnote disclosures in (h) and (j), it appears that you have taken impairment charges in both 2007 and 2008, thereby categorizing impairment charges as “recurring” under the aforementioned guidance.  Please revise your presentation, as suggested below, or consider deleting the use of EBITDA throughout your Form 10-K.  In this regard, we note that you do not present EBITDA in your Form 10-Q filings.

We will adjust our future annual filings to remove the use of EBITDA as a performance measure.  We will continue to present Adjusted EBITDA because covenants in the agreements governing our material indebtedness contain ratios based on this measure.  Our future filings will be revised to include the following:

We define Adjusted EBITDA as our net income or loss before income tax expense or benefit, interest expense, net, depreciation and amortization, restructuring, severance, and other charges, impairment, and currency losses, net. Adjusted EBITDA has been included because we believe that it is useful for us and our investors to measure our ability to provide cash flows to meet debt service. Adjusted EBITDA should not be considered an alternative to net income (loss) or other traditional indicators of operating performance and cash flows determined in accordance with accounting principles generally accepted in the United States (“GAAP”). We present the table of Adjusted EBITDA because covenants in the agreements governing our material indebtedness contain ratios based on this measure. While Adjusted EBITDA is used as a measure of liquidity and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations. Our reconciliation of net income (loss) to Adjusted EBITDA for the fiscal year 2008 is as follows:

Net loss	$(328,266)
Income tax benefit	(4,598)
Interest expense, net	51,400
Depreciation and amortization	46,162
Restructuring, severance and other charges	32,099
Impairment	277,041
Currency losses, net	5,174
Adjusted EBITDA	$79,012

2.              Further, we note the disclosure in footnote (h) related to EBITDA indicating that certain covenants are “tied” to EBITDA.  Given your current economic situation related to debt covenants, please consider presenting (adjusted) EBITDA solely as a liquidity measure.  This disclosure, if presented, should include the exact calculation of (adjusted) EBITDA under the debt covenant(s) and the results of such calculation at the latest reporting date.  See Question 10 of the staff’s Frequently Asked Question Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Please see response to comment #1 above.

Consolidated Financial Statements

Note 4 — Goodwill and Other Intangible Assets, page 57

3.              We note the disclosure here that you recorded the goodwill impairment in the quarterly period ended September 30, 2008 related to the interim test as of June 30, 2008.  Please tell us why the impairment charge was not recorded in the quarterly period ended June 30, 2008, as you disclose it relates to business conditions existing and known at June 30, 2008.

We have seven reporting units, consisting of Wheels, Bostrom, Gunite, Imperial, Brillion Foundry, Fabco and Brillion Farm.  We assess goodwill for impairment annually on November 30 or more frequently if circumstances indicate an impairment indicator exists.  The analysis of potential impairment of goodwill requires a two-step approach.  The first step is the estimation of fair value of each reporting unit.  We utilize a combination of methodologies to estimate the fair value of our reporting units, including both an income approach and a market approach.  The income approach estimates a fair value based on five-year projections of revenues, expenses and cash flows, including a terminal amount, discounted to present value.  The discount rates are selected for each reporting unit through an analysis of weighted average cost of capital, adjusted for cash flow projection risk.  The market approach estimates a fair value for each reporting unit using enterprise value information for comparable companies, Accuride’s own market capitalization value and enterprise values observed in merger transactions between unrelated parties, if available.  Historically, our primary method for determining fair value of our reporting units is the income approach, with either a reconciliation to, or weighting given for, the market approach.  However, during time periods in which the Company’s market capitalization or market approach fair values are significantly lower than those determined from the income approach, we will increase the selected discount rates used in the income approach to account for the additional cash flow projection risk that is perceived by the market.

During the last two weeks of the quarter ended June 30, 2008, we experienced a significant, unexpected decline in our common stock price that caused a large difference between our net book value of equity and our market capitalization.  This indicated that there would likely be a significant difference between an estimated fair value using an income approach and an estimated fair value using the market approach.  Due to the significant decline in our stock price resulting from overall economic and industry conditions, we determined that an indicator of impairment existed at June 30, 2008 and performed a step one analysis.  Because of the complexity of performing fair value calculations for seven reporting units and the high likelihood of a failure of step one for one or more of those units, we engaged fair value specialists to assist management in the estimation of step one values.

At the time of filing the Form 10-Q for the period ended June 30, 2008, we had not yet completed step one of the goodwill impairment test for the seven reporting units due to the complexity involved and the short period of time elapsed since the triggering event occurred. Since step one of the goodwill impairment tests had not yet been completed, we concluded no impairment of goodwill could be measured. An impairment of goodwill is to be recorded upon completion of a step two goodwill impairment test or, as provided in ASC 350-20-35-18 and 19, which states that if the second step of the goodwill impairment test is not complete before the financial statements are issued but a goodwill loss is probable and reasonably estimated.  Based on the lack of information regarding the estimated fair values of the reporting units available at the time we filed the Form 10-Q for the period ended June 30, 2008, we concluded a reasonable estimate of an impairment charge, if any, was not possible.  We disclosed in Note 3 to the Form 10-Q for the period ended June 30, 2008, that in the event that the fair value of one or some of our reporting units was less than its carrying amount, we would perform a step two calculation to determine the amount of impairment, and that any such impairment would be recorded in the quarter ended September 30, 2008.  Our Form 10-Q for the period ended September 30, 2008 included an estimated impairment charge of $193.1 million for the five reporting units that failed step one, Bostrom, Gunite, Brillion Foundry, Imperial and Brillion Farm, and disclosures related to the fact that the step two calculations were in process and the impairment charges could be revised in the December 31, 2008 consolidated financial statements.

During the period ended December 31, 2008, we performed our annual impairment test for goodwill in a manner similar to that described above, noting that indicated fair values of our reporting units were lower than those estimated as of June 30, 2008.  The fair value analysis indicated that the same five reporting units failed the step one test.  This drop in fair value was primarily caused by the significant decline in the Company’s share price from $4.25 per common share at June 30, 2008 to $0.23 per common share at December 31, 2008.  In addition, we revised our projections for operating cash flows downward based on published production forecasts for our products.  As a result of their stronger financial performance and relatively better projected financial results, the Wheels and Fabco reporting units passed step one at June 30, 2008 and November 30, 2008 (annual impairment test date).  The entire amount of the $127.5 million goodwill balance remaining as of December 31, 2008 is related to the Wheels ($123.2 million) and Fabco ($4.3 million) reporting units.  The goodwill related to Bostrom, Gunite, Brillion Foundry, Imperial and Brillion Farm was fully impaired as of November 30, 2008.

As disclosed in Note 6 to the December 31, 2008 consolidated financial statements, the 2009 production forecasts published by ACT Publications for the significant commercial vehicle markets we serve were 145,000 for North American Class 8 Vehicles, 131,000 North American Class 5-7 Vehicles and 86,000 for U.S. Trailers.  After December 31, 2008 actual build rates and projected 2009 build rates declined, coupled with a softening in the aftermarket.  Because Fabco’s products are primarily used in specialized off highway applications, these build rates and the overall economy (freight volumes) have had very little impact on the results of the Fabco reporting unit and would not be considered as an impairment indicator.  Therefore, both the step one test for goodwill and an impairment analysis of the tradename ($0.9 million) were not performed for Fabco.  Although conditions have continued to deteriorate through the period ended June 30, 2009, our share price has increased to $0.33 per common share which would increase the fair values of our reporting units under the market approach.  Additionally, our estimation of fair values during 2008 using an income approach for both goodwill and tradenames employed significant discount rate premiums to account for the risk associated with the potentially volatile projected cash flows and uncertainty in the economy.  The deterioration in the build rates subsequent to December 31, 2008 was not an indicator of impairment for Wheels or the tradenames of other reporting units as the lower build rates were within the range of what we considered possible and had contemplated in our 2008 impairment analysis. Therefore, we could qualitatively conclude that Wheels would continue to pass the step one test and that the remaining tradename intangible assets at the other reporting units of $9.6 million would not be impaired during the period ended June 30, 2009.

4.              We note you performed an interim impairment test and annual impairment test on your goodwill balance during the year ended December 31, 2008 due to both declining market capitalization and deteriorating business conditions, resulting in a $277 million impairment charge for the year.  Since December 31, 2008, it appears conditions have continued to deteriorate through the quarterly period June 30, 2009.  Please tell us how you considered this further decline in determining whether or not another interim impairment analysis of goodwill and intangible assets was necessary.

Please see our response to comment #3 above.

Accuride Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Accuride Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call the undersigned at (812) 962-5139, or Stephen Martin at (812) 962-5068.

Very truly yours,

/s/ JAMES H. WOODWARD JR.
James H. Woodward Jr.
Senior Vice President/Chief Financial Officer

cc:                                 Stephen A. Martin, Vice President & General Counsel

Christopher D. Lueking, Latham & Watkins